                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                          FORM 11-K
(Mark One)
[X]   Annual  Report  Pursuant  to  Section  15(d)  of   the
Securities Exchange Act of 1934
For the fiscal year ended January 31, 1999.
                             or
[  ]  Transition  Report Pursuant to Section  15(d)  of  the
Securities Exchange Act of 1934
For the transition period from ______to______.

                Commission file number 1-6991

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

 WAL-MART PUERTO RICO, INC., 401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    WAL-MART STORES, INC.
                 702 Southwest Eighth Street
                 Bentonville, Arkansas  72716

                 Wal-Mart Puerto Rico, Inc.
               401(k) Retirement Savings Plan

                    Financial Statements


            Years ended January 31, 1999 and 1998


                          Contents

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
 with Fund Information
Notes to Financial Statements

Supplemental Schedules

Line 27a-Schedule of Assets Held for Investment Purposes
Line 27d-Schedule of Reportable Transactions

               Report of Independent Auditors

The Administrative Committee of the
 Wal-Mart Puerto Rico, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Wal-Mart Puerto Rico, Inc. 401(k) Retirement Savings Plan as of January 31, 1999 and 1998, and the related statements of changes in net assets available for benefits with Fund Information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of January 31, 1999, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Tulsa, Oklahoma
June 25, 1999
                        Page 3 of 14

                 Wal-Mart Puerto Rico, Inc.
               401(k) Retirement Savings Plan

       Statements of Net Assets Available for Benefits

                                                     January 31
                                                  1999         1998

Assets
Investments at fair value:
 Wal-Mart Common Stock Account                 $   13,873    $       -
 Merrill Lynch Equity Index Fund                    7,573            -
 Merrill Lynch Retirement Preservation Fund       565,039            -
 Pacific Investment Management
   Company (PIMCO) Total Return Fund                1,950            -
 Ivy International Fund                             4,471            -
 Putnam New Opportunities Fund                      5,642            -
Total investments                                 598,548            -

Receivables:
 Company contribution                             750,129      598,315
 Associates' contribution                           1,768            -
Total receivables                                 751,897      598,315
Cash and other                                        296            -
Net assets available for benefits             $ 1,350,741    $ 598,315

[FN]
<F1>
See accompanying notes.

                           Wal-Mart Puerto Rico, Inc.
                         401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits with Fund Information

                           Year ended January 31, 1999
                                                                    Pacific
                                           Merrill    Merrill     Investment             Putnam
                                            Lynch      Lynch      Management     Ivy      New
                                 Wal-Mart   Equity   Retirement    Company     Inter-    Oppor-
                                  Common    Index   Preservation     Total    national  tunities
                                  Stock      Fund       Fund     Return Fund    Fund      Fund        Other      Total
Additions:
 Associate contributions         $ 4,509    $4,862    $  2,785       $1,504    $3,359    $3,503     $  1,768   $   22,290
 Company contributions                 -         -       1,106           25        70        65      750,129      751,395
 Net appreciation (depreciation)
    in fair value of investment    3,688       894           -          (34)        7       900            -        5,455
 Investment income                    23         -      31,713           82        61       145            -       32,024
 Interfund transfers               5,218     1,770      (9,006)         321       924       773            -            -
 Allocation of prior year
    receivables                      991        47     596,919           52        50       256     (598,315)           -
Total asset additions             14,429     7,573     623,517        1,950     4,471     5,642      153,582      811,164

Deductions:
 Benefit payments                    556         -      58,478            -         -         -         (296)      58,738

Net increase in net assets
   available for benefits         13,873     7,573     565,039        1,950     4,471     5,642      153,878      752,426
Net assets available for
   benefits at beginning of year       -         -           -            -         -         -      598,315      598,315
Net assets available for
   benefits at end of year       $13,873    $7,573    $565,039       $1,950    $4,471    $5,642     $752,193   $1,350,741

[FN]
<F1>

See accompanying notes.

                 Wal-Mart Puerto Rico, Inc.
               401(k) Retirement Savings Plan

 Statements of Changes in Net Assets Available for Benefits

                 Year ended January 31, 1998




Additions to net assets attributed to
 Company contribution                                $598,315
Net increase in net assets available for benefits     598,315

Net assets available for benefits:
 Beginning of year                                          -
 End of year                                         $598,315


See Accompanying Notes

                 Wal-Mart Puerto Rico, Inc.
               401(k) Retirement Savings Plan

                Notes to Financial Statements

                      January 31, 1999

1. Description of the Plan

The following description of the Wal-Mart Puerto Rico, Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information regarding the Plan as in effect on January 31, 1999. This document is not part of the summary plan description of the Plan and is not a document pursuant to which the Plan is maintained within the meaning of the Puerto Rico Income Tax Act of 1954 ("PRITA"), as amended, or
Section 402(a)(1) of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statue or regulation, Wal-Mart Puerto Rico, Inc. ("Wal-Mart" or the "Company") reserves the right to unilaterally amend, modify, or terminate the Plan at any time, and such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries.

General

The Plan is a defined contribution plan established by the Company on February 1, 1997. All associates of the Company who are not covered by a plan of a related company and have completed at least 1,000 hours of service in a consecutive 12-month period are eligible to participate in the Plan.
Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of PRITA and ERISA.

The responsibility for operation and administration of the Plan (except for investment management and control of assets) is vested in the Plan's Administrative Committee of the Company ("Administrative Committee").

The trustee function of the Plan is performed by Banco Popular de Puerto Rico ("BPPR") while Merrill Lynch is the custodian of the Plan's assets and recordkeeper for the Plan. BPPR remits all contributions received from the Company to Merrill Lynch who invests those contributions according to the direction of participants and policies established by the Administrative Committee. Merrill Lynch makes payouts to beneficiaries from the Plan in accordance with the Plan.

                 Wal-Mart Puerto Rico, Inc.
               401(k) Retirement Savings Plan

          Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

All eligible associates participate in the Plan and may elect to contribute from 1% to 10% of their eligible wages. Whether or not an associate contributes to the Plan, he or she will receive a portion of the Company's contribution if they meet certain eligibility requirements. To be eligible to receive a Company contribution, the associate must complete at least 1,000 hours of service during the Plan year for which the contribution is made, and be employed on the last day of that Plan year (January 31).

At the end of each Plan year, Wal-Mart's contribution (if any) will be determined for that Plan year. The Company's contribution for each associate will be a percentage of the associate's eligible wages for the Plan year. Wal-Mart's contribution is discretionary and can vary from year to year. Such contributions are subject to certain limitations in accordance with provisions of PRITA.

Participants' Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution to the Plan made on the associate's behalf, and (b) an allocation, as defined, of Plan earnings. The benefit to which a participant is entitled from the Plan is dependent on the amount in the participant's vested account. The effective date on which participants could make contributions was February 1, 1998.

Company contributions to the Plan are invested in accordance with the investment elections made by each participant for deposit in his or her account.

Vesting

Participants are immediately vested in all contributions to their accounts, plus actual earnings thereon.

Payment of Benefits and Withdrawals

 The normal form of payment upon a participant's separation
   from the Company is a lump-sum payment in cash for the balance of the participant's account. Participants may also elect to receive a single lump-sum payment in whole shares of Company stock, with

                 Wal-Mart Puerto Rico, Inc.
               401(k) Retirement Savings Plan

          Notes to Financial Statements (continued)

1. Description of the Plan (continued)

partial or fractional shares paid in cash, to the extent the participant's account is invested in Company stock. To the extent the participant's account is not invested in Company stock, the account balance will automatically be distributed in cash. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement arrangement upon separation from the Company. The Plan permits withdrawals of participants' salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship, as defined by the Internal Revenue Service ("IRS").

Plan Termination

While there is no intention to do so, the Company may discontinue the Plan by giving written notice, subject to the provisions of ERISA and PRITA. In the event of a complete or partial termination of this Plan or a complete discontinuance of contributions to it, the accounts of the participants shall be fully and immediately nonforfeitable. The Trust shall remain in effect (unless it is specifically terminated) and the Trust assets shall be administered in the manner provided by the terms of the Trust and distributed as soon as administratively feasible.

Investment Options

Participant investment choices include five core funds, three investment models and Wal-Mart stock. The associate may change his or her selections at any time throughout the year.

2. Income Tax Status

The Plan has received a determination letter from the Commonwealth of Puerto Rico's Department of Treasury dated February 10, 1999, stating that the Plan is qualified under
Section 165(a) of PRITA and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with PRITA to maintain its qualification. Company management believes the Plan is being operated in compliance with the applicable requirements of PRITA and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

                 Wal-Mart Puerto Rico, Inc.
               401(k) Retirement Savings Plan

          Notes to Financial Statements (continued)

3. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Plan management to use estimates that affect the accompanying financial statements and notes. Actual results could differ from these estimates.

Investments in registered investment companies and Wal-Mart common stock are stated at fair market value determined from publicly stated price information. Investments in common and collective trust funds are stated at the fair value of the underlying assets determined by the Trustee. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments greater than 5% of net assets are separately identified in the statements of net assets available for benefits.

4. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per financial statements to Form 5500:

                                                     January 31
                                                        1999

     Net assets available for benefits
      per the financial statements                    $1,350,741
     Amounts allocated to withdrawing participants        12,537
     Net assets available for benefits
      per the form 5500                               $1,338,204

                 Wal-Mart Puerto Rico, Inc.
               401(k) Retirement Savings Plan

          Notes to Financial Statements (continued)

4.  Differences Between Financial Statements and  Form  5500
(continued)

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

     Benefit payments per the financial statements      $58,738
     Add: Amounts allocated to withdrawing
      participants at January 31, 1999                   12,537
     Benefit payments per the Form 5500                 $71,275

Amounts allocated to withdrawing participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to January 31, 1999 but not yet paid as of that date.

5. Year 2000 Issue (unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor has been evaluating and adjusting all of its known date-sensitive systems and equipment for year 2000 compliance. The assessment phase of the year 2000 project is substantially complete.

All third-party service providers have indicated that they will be year 2000 compliant by October 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management is currently developing a contingency plan, which is expected to be in place by September 1, 1999.

                   Supplemental Schedules

                 Wal-Mart Puerto Rico, Inc.
               401(k) Retirement Savings Plan

  Line 27a-Schedule of Assets Held for Investment Purposes

                      January 31, 1999


                                                                            Current
   Identity of Issue             Description of Investment       Cost        Value
Wal-Mart Stores, Inc. * +        323 shares common stock     $  10,445    $  13,873

Merrill Lynch *
  Equity Index Fund              87 units                        6,681        7,573

Merrill Lynch *
  Retirement Preservation Fund   565,039 units                 565,039      565,039

Pacific Investment
  Management Company
  Total Return Fund              185 units                       1,986        1,950

Ivy International Fund           109 units                       4,384        4,471

Putnam New Opportunities Fund    92 units                        4,770        5,642
                                                             $ 593,305    $ 598,548

[FN]
<F1>
+ Restated to reflect a two-for-one stock split announced March 4, 1999, with date of record of March 19, 1999. The stock split was payable on April 19, 1999.

<F2>
* Party-in-interest.

                       Wal-Mart Puerto Rico, Inc.
                     401(k) Retirement Savings Plan

              Line 27d-Schedule of Reportable Transactions

                       Year ended January 31, 1999
                                                                                           Current
                                                                                           Value of
                                                                                           Asset on
      Identify of                                    Purchase     Selling      Cost of   Transaction    Net Gain
     Party Involved     Description of Asset           Price       Price        Asset        Date       or (Loss)
Category (i) - Individual investment transactions in excess of 5% of beginning plan assets:
Merrill Lynch*       Retirement Preservation Trust   $      -     $30,045     $ 30,045     $ 30,045      $  -
                     Retirement Preservation Trust    596,908           -      596,908      596,908         -

Category (iii) - Series of investment transactions in excess of 5% of beginning plan assets:
Merrill Lynch*       Retirement Preservation Trust          -      67,668       67,668       67,668         -
                     Retirement Preservation Trust    632,707           -      632,707      632,707         -

[FN]
<F1>
There were no category (i), (ii) or (iv) transactions during the plan year.
<F2>
* Party-in-interest.

                               SIGNATURES


The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        WAL-MART PUERTO RICO, INC.,
                        401(k) RETIREMENT SAVINGS PLAN


Date:  July 27, 1999             /s/ Debbie Davis-Campbell
                                     Debbie Davis-Campbell
                                     Administrative Committee